DIREXION INSURANCE TRUST
INVESTOR CLASS SHARES

SHAREHOLDER SERVICE PLAN

The Shareholder Service Plan (the “Plan”) has been adopted by the Direxion Funds, a Massachusetts business trust (the “Trust”), with respect to the Investor Class and Institutional Class shares (the “Shares”) of each of the series of the Trust listed on Schedule A, as amended from time to time (each a “Fund” and together the “Funds”).

Section 1.                      Payments

(a)           The Trust, on behalf of each Fund, is authorized to compensate, either directly or through the Trust’s distributor, financial institutions and other persons who provide services for and/or maintain shareholder accounts (“Service Providers”) as set forth in this Plan.

(b)           As compensation for the services described in Section 3 below, the Trust may pay the Service Provider a fee, as detailed under Section 2 below, from the Investor Class and Institutional Class shares of each Fund, as applicable, represented by shareholder accounts for which the Service Provider maintains a service relationship.

Section 2.                      Shareholder Service Fee

Pursuant to the Plan, the Trust shall daily accrue and monthly pay each Service Provider a shareholder service fee not to exceed 0.25% per annum of the average daily net assets of the Investor Class shares of the Funds with which the Service Provider maintains a service relationship.

Section 3.                      Service Activities

“Service activities” include, but are not limited to: (a) answering shareholder inquiries regarding the manner in which purchases, exchanges and redemptions of Investor Class, or Institutional Class shares of a Fund may be effected and other matters pertaining to Investor Class or Institutional Class services; (b) providing necessary personnel and facilities to establish and maintain shareholder accounts and records; (c) assisting shareholders in arranging for processing of purchase, exchange and redemption transactions; (d) assisting in the enhancement of relations and communications between shareholders and the Funds; (e) assisting in the establishment and maintenance of shareholder accounts with the Funds; (f) assisting in the maintenance of Fund records containing shareholder information; and (g) providing such other related personal services as the shareholder may request.

Section 4.                      Amendment

Any material amendment to the Plan shall be effective only upon approval by a majority of the Board, including a majority of the Trustees who are not interested persons of the Trust (“Independent Trustees”).

Section 5.                      Termination

The Plan shall continue in effect from year to year with respect to the Investor Class, and Institutional Class of each Fund.  The Plan may be terminated without penalty at any time by a vote of a majority of the Independent Trustees.  The Plan may remain in effect with respect to the Investor Class or Institutional Class of a Fund even if the Plan has been terminated in accordance with this Section 5 with respect to any other Fund.

Section 6.                      Written Reports

In each year during which the Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by each Fund with respect to the Investor Class or Institutional Class pursuant to the Plan shall prepare and furnish to the Board, and the Board shall review, at least annually, written reports which set out the amounts expended under the Plan and the general purposes for which those expenditures were made.

Section 7.                      Limitation of Shareholder and Trustee Liability

The Trustees of the Trust and the shareholders of each Fund shall not be liable for any obligations of the Trust or of the Funds under the Plan, and each Service Provider shall agree that, in asserting any rights or claims under the Plan, it shall look only to the assets and property of the Fund to which such Service Provider’s rights or claims relate in settlement of such rights or claims, and not to the Trustees of the Trust or the shareholders of the Funds.

Last revised August 20, 2009

SCHEDULE A

Investor Class:

Dynamic VP HY Bond Fund

Last revised November 23, 2009